Contact Information:
China Ceramics Co., Ltd.	CCG Investor Relations Inc.
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@cceramics.com	Email: david.rudnick@ccgir.com
Phone: +1-646-626-4172

China Ceramics Provides Clarification on Certain Matters

Jinjiang, Fujian Province, China, November 7, 2011–China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL, CCCLW, CCCLU) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced a statement related to certain matters.

The Company may, from time to time, address, or clarify, matters which may not be clear to investors.  In this regard, the Company wishes to indicate the following:

•
The Company does not share any of its physical facilities (plants, warehouses, office space, etc.) with other companies either in, or related to, the Ceramics Industry.  Neither does the Company co-mingle any of its current assets (cash and cash equivalents, receivables, inventories, etc.) with other companies, either in, or related to, the Ceramics Industry.

•	Related Transactions with Related Parties, are appropriately reported in the Company’s 20-F filings with the Securities and Exchange Commission (SEC).

•
For a number of years, the Company employed an agent, a common practice in the PRC, which assisted in filing the appropriate information to the SAIC for the Company’s annual SAIC filings.  The Company’s wholly-owned subsidiary, Jinjiang Hengda Ceramics Co., Ltd., was the sole filer of the requisite SAIC information in 2008 and 2009.  By mistake, the agent filed the SAIC reports for another client company, with a similar name, Jinjiang Hengda Construction Co., Ltd. as the 2008 and 2009 SAIC reports of Jinjiang Hengda Ceramics Co., Ltd.  When this misfiling became known to the Company, both the Secretary of the Company and the agent brought the matter to the attention of the SAIC, which agreed that the proper SAIC returns for the Company should be filed to correct the unintentional misfilings.  There is no mismatch between the 2008 SAIC and 2008 SEC filings or the 2009 SAIC and 2009 SEC filings.

The Company no longer employs an agent to assist with SAIC filings and began filing directly with the SAIC for fiscal year 2010.

About China Ceramics Co., Ltd
China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, the "TOERTO" and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Safe Harbor Statement
Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

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